UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 28, 2014

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 28, 2014, Illinois Tool Works Inc. (the "Company") announced its 2013 fourth quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the fourth quarter conference call held on January 28, 2014 is furnished as Exhibit 99.2.

Non-GAAP Financial Measures

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. The Company believes this non-GAAP financial measure is useful to investors in evaluating the Company's financial performance and measures the Company's ability to generate cash internally to fund Company initiatives. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies. A reconciliation of free operating cash flow to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1 and in the conference call presentation furnished as Exhibit 99.2.

The Company uses adjusted return on average invested capital ("adjusted ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Adjusted ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Operating income excludes the operating income of the former Decorative Surfaces segment. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations, as well as the Company's net investment in the former Decorative Surfaces and Industrial Packaging segments, and the equity investment in the Wilsonart business. Average invested capital is calculated using balances at the start of the period and at the end of each quarter. A calculation of adjusted ROIC is included in the press release furnished as Exhibit 99.1 and in the conference call presentation furnished as Exhibit 99.2.

The Company uses the ratio of total debt to adjusted EBITDA to measure its ability to repay its outstanding debt obligations. The Company believes that total debt to adjusted EBITDA is a meaningful metric to investors in evaluating the Company's long term financial liquidity and may be different than the method used by other companies to calculate total debt to EBITDA. Adjusted EBITDA and the ratio of total debt to adjusted EBITDA are non-GAAP financial measures. The ratio of total debt to adjusted EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month basis. A reconciliation of total debt to adjusted EBITDA is included in the conference call presentation furnished as Exhibit 99.2.

In addition to financial measures regarding the Company's operating performance under GAAP, the Company also uses certain non-GAAP financial measures. These non-GAAP measures include adjusted operating revenues, adjusted operating income, adjusted operating margin and adjusted diluted earnings per share, as well as the related calculations of trends such as growth in these non-GAAP measures over comparable periods. These non-GAAP measures may be different from similar non-GAAP measures used by other companies. The Company believes these non-GAAP measures are meaningful to investors as they provide useful information to both management and investors by excluding certain expenses, gains or losses that may not be indicative of the Company's core operating results and business outlook, and enhance the overall understanding of the Company's current and prospective financial performance. A reconciliation of these non-GAAP measures to the most comparable GAAP financial measure is included in the press release furnished as Exhibit 99.1 and in the conference call presentation furnished as Exhibit 99.2.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated January 28, 2014 (furnished pursuant to Item 2.02).
99.2	Presentation from Illinois Tool Works Inc. fourth quarter conference call on January 28, 2014 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: January 28, 2014   By: /s/ Michael M. Larsen
                                      Michael M. Larsen
                                      Senior Vice President & Chief Financial Officer